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                            March 14, 2023

       Kevin Wirges
       Chief Financial Officer and Treasurer
       CareMax, Inc.
       1000 NW 57th Court, Suite 400
       Miami, Florida 33126

                                                        Re: CareMax, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Period Ended September 30, 2022
                                                            Correspondence
Letter dated February 23, 2023
                                                            File No. 1-39391

       Dear Kevin Wirges:

               We have reviewed your February 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2023 letter.

       Form 8-K Filed March 9, 2023

       Exhibit 99.1, page 1

   1. We note your response to comment 2. Given that you are continuing to present "de novo pre-opening costs" and
"de novo post-opening costs" amounts, please disclose what each of these amounts
represent and how they are calculated.
   2. We note your response to prior comment 3. In regards to your presentation of Platform
                                                        Contribution, please
explain how you identified operating (loss) income as the
                                                        most directly
comparable financial measure calculated and presented in accordance with
                                                        Generally Accepted
Accounting Principles rather than gross profit. Please refer to Item
                                                        10(e)(i) of Regulation
S-K.
   3.                                                   Notwithstanding our
above comment on the most directly comparable GAAP measure to
                                                        Platform Contribution,
it is not clear why the cost of care amount presented in your reconciliation does not
agree to the amount presented on your condensed consolidated
 Kevin Wirges
CareMax, Inc.
March 14, 2023
Page 2
         statements of operations. Please clarify. We also note you include a line item called
         "other adjustments." As previously requested, please explain the nature and corresponding amount of each material amount included in any "other adjustments" line item.

4. In your reconciliation of net income (loss) to Adjusted EBITDA, you include an adjustment for "Transaction related restructuring costs." Please disclose the nature of these costs. In your proposed disclosures provided in your letter dated January 17, 2023, you included an adjustment specifically for DeSpac transaction and related restructuring costs. If these costs are specific to the DeSpac transaction, please specifically address in your disclosures why you are continuing to incur these costs in 2022.
5. In your reconciliation to Adjusted EBITDA, the amounts presented for acquisition related costs for the three months December 31, 2022 and December 31, 2021 as well as the years ended December 31, 2022 and 2021 do not agree to the amount reflected on your condensed consolidated statements of operations. Please advise.
Form 10-K for the Year Ended December 31, 2021

Platform Contribution and Adjusted EBITDA , page 44

6. See our comments above regarding your Platform Contribution and Adjusted EBITDA presentations.
       You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if
you have any questions.



                                                                Sincerely,
FirstName LastNameKevin Wirges
                                                                Division of
Corporation Finance
Comapany NameCareMax, Inc.
                                                                Office of
Industrial Applications and
March 14, 2023 Page 2                                           Services
FirstName LastName